Exhibit 99

SECOND QUARTER AND HALF YEAR RESULTS 2005

Encouraging progress towards restoring top line growth and increased competitiveness.

FINANCIAL HIGHLIGHTS

(unaudited)
Second Quarter 2005			€ million	Half Year 2005
Current	Current	Constant		Current	Current	Constant
rates	rates	rates		rates	rates	rates
			Continuing operations:
10 222	1%	2%	Turnover	19 367	2%	3%
1 265	(18)%	(18)%	Operating profit	2 657	(7)%	(6)%
1 124	(20)%	(20)%	Pre-tax profit	2 382	(8)%	(7)%
787	(26)%	(26)%	Net profit from continuing operations	1 751	(6)%	(6)%

			Total operations:
0.75	(29)%	(29)%	EPS - NV (Euros)	1.71	(6)%	(6)%
11.19	(29)%	(29)%	EPS - PLC (Euro cents)	25.63	(6)%	(6)%

KEY FEATURES OF THE QUARTER

•	Underlying sales grew by 3.3%, entirely from volume.

•	Overall market shares have been stabilised since the start of the year.

•	Underlying profitability was robust, with savings programmes and a better mix largely offsetting higher input costs and increased marketing investment.

•	Operating profit of €1.3 billion includes €353 million write-down on Slim·Fast.

CHIEF EXECUTIVE’S COMMENT AND OUTLOOK

The second quarter marks another encouraging step as we execute our plans to improve top line performance. We have strengthened our innovation programme and halted the decline in overall market share.

We are making good progress against our business priorities. Developing and emerging markets are once again a key driver of growth for Unilever, with strong sales in buoyant markets, and in personal care the improvement made in the first quarter has been sustained. Conditions in Western Europe generally remain difficult and we have more to do to improve our competitiveness there.

We have made major changes in the way the business is organised and I am pleased that these are gaining traction. The focus on competitiveness is translating into more and better innovation, into keener pricing of our products and sharper execution in the way in which we bring our brands to the market.

We continue to drive cost efficiency through our savings programmes and these are being reinforced as we integrate our foods and home and personal care operations around the world. This has meant that so far this year we have largely contained the impact on operating margin of higher input costs and the increased level of investment behind our brands.

The meal replacement category declined further in the first half year. While this is less than 1% of our business, the reduced market size requires an additional write-down on Slim·Fast which affects operating profit and earnings per share in the quarter.

Looking forward, we do not expect significant change in the market environment in the rest of the year. Input costs and investment behind our brands will increase the pressure on margins. Against this background we remain focused on the job of improving our competitiveness and restoring top line growth.

Patrick Cescau

Group Chief Executive

4 August 2005

Unilever has adopted international accounting standards (IFRS). These apply to both the prior year comparators and the current year results. In addition, the condensed interim financial statements are now shown only at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. Further information on the impact of IFRS can be found on page 10 and on the Unilever web site at www.unilever.com/ourcompany/investorcentre/.

In the following commentary sales growth is stated on an underlying basis at constant exchange rates and excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates and acquisitions and disposals. Unilever uses ‘constant rate’ and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS or US GAAP and are not intended to be a substitute for GAAP measures of turnover and profit.

Following the announcement of the disposal of our Prestige fragrances operations, Unilever Cosmetics International (UCI), results for this business have been presented in our financial results as discontinued operations, as required by IFRS 5. For further information please refer to page 11. The profit arising on the sale of this business will be included in our results for the third quarter of 2005, and is expected to be around €450 million before tax.

SECOND QUARTER AND HALF YEAR FINANCIAL RESULTS

Underlying sales grew by 3.3% in the quarter, entirely coming from volume. In the first half year, underlying sales grew by 4.6%, including about 2 percentage points from additional days in the first quarter.

Turnover was 1.4% ahead in the quarter, with the growth in underlying sales partly offset by a negative 1.8% from disposals and a small negative impact of currency movements.

Operating margin was 12.4% in the quarter. This includes a reduction of 3.4 percentage points from a €353 million write-down of the carrying value of Slim·Fast, following the periodic review of goodwill and intangible assets at the end of June. The additional impairment charge results from a further decline in the market size of the meal replacement category and consequently a lower sales outlook for Slim·Fast. Operating margin in the half year was 13.7%. This was 1.4 percentage points lower than last year, including the impact of the Slim·Fast write-down. Restructuring costs in the half year were lower by €124 million, while profits on disposals and asset sales were higher by €47 million. Savings programmes and a better mix largely compensated for higher input costs and increased marketing investment behind our brands.

Operating profit decreased by 18% in the quarter and by 7% in the first half year. (Before the effect of the Slim·Fast write-down, operating profit increased by 5% in both the quarter and the half year).

Net financing costs excluding pensions were reduced by 6% in the quarter, and by 4% in the first half year, through a lower level of net debt.

The tax rate was 30% in the quarter. For the first half year the tax rate was 26.5% compared with 28% last year. This reflects the benefit of non-recurring items and is below the longer term expectation of 30%.

Net profit on continuing operations decreased by 26% in the quarter and by 6% in the first half year, including the impact of the Slim·Fast write-down. Within this, there was a small adverse impact from currency movements. Including the results of discontinued operations, EPS decreased by 29% in the quarter and by 6% in the first half year. (Before the impact of the Slim·Fast write-down, EPS decreased by 7% in the quarter and increased by 6% in the first half year).

CASH FLOW

Net cash flow from operating activities, which is net of tax payments, was €1.4 billion for the first half year, a decrease of €0.6 billion on 2004. Of this decrease, €0.4 billion comes from a higher seasonal outflow of working capital in the first half year following a particularly low level achieved at the end of 2004. Tax was €0.2 billion higher, including tax paid on capital gains.

Net cash flow from investing activities was €0.6 billion higher, mainly due to acquisition and disposal activity and net movements in investments with maturity greater than three months. Net cash flow used in financing activities rose by €0.2 billion, reflecting the higher dividend paid.

BALANCE SHEET

Goodwill and intangibles have increased by €0.9 billion since 1 January. Currency movements added €1.4 billion, offset by Slim·Fast impairment and disposals totalling €0.5 billion. Inventories and trade receivables were €1.8 billion higher, reflecting currency movements and seasonal build-ups. Assets and liabilities held for sale include those related to the Prestige fragrance business sold in July 2005.

Closing net debt was €11.5 billion, an increase of €0.3 billion from the start of the year. A reduction of €1.4 billion on conversion of the €0.05 preference shares was largely offset by adverse currency movements, mainly from a stronger US dollar, and purchases of treasury stock.

Total equity has increased by €2.1 billion since 1 January 2005. Net profit added €1.7 billion and currency retranslation added €0.5 billion. Treasury stock was used for the conversion of the €0.05 preference shares. This had the effect of reducing borrowings by €1.4 billion and increasing equity by the same amount. Subsequent purchases of treasury stock and the 2004 dividend reduced equity by €0.3 billion and €1.2 billion respectively.

SECOND QUARTER PERFORMANCE BY REGION

EUROPE

The difficult market conditions in much of the region have continued. Competition is intense between retailers as well as between manufacturers and pricing is under pressure. Our markets in home and personal care are flat, while foods categories have grown by about 1%.

Underlying sales declined by 0.6% in the quarter, with volumes slightly ahead, but lower pricing as we have moved to improve competitiveness. The volume growth represents an improvement compared with the first quarter, including a better performance in both sales and market shares in ice cream.

Market shares, in aggregate across our categories, have been stable since the start of the year, although they are still lower than a year ago.

Central and Eastern Europe grew strongly, particularly in Russia across all home and personal care categories and in Knorr and Calvé in savoury and dressings.

Sales in Western Europe were disappointing in a challenging environment, particularly in the UK, France and the Netherlands, and by category in home and personal care and in frozen foods. We expect to see a gradual improvement resulting from a step-up in activity and innovation.

The ‘Vitality’ theme increasingly drives our innovation programme across both foods and home and personal care.

In Foods, the Flora/Becel brand continues to extend its footprint with the roll-out of the pro·activ range, now including yoghurt drinks. Knorr Vie shots have been extended to the UK and Spain after a successful start in Belgium and the Netherlands.

Across the region, Magnum 5 Senses ice creams are off to a good start.

In laundry, the globally successful ‘Dirt is Good’ campaign is now being applied to re-energise the Persil brand in the UK and Ireland and Skip in a number of other countries. In personal care, the Sunsilk styling range is being rolled out following launches in the first quarter.

The operating margin, at 17.6%, was 2.2 percentage points higher than last year, boosted by profits on disposals and with a lower level of restructuring costs. The benefits of savings programmes and an improved mix more than offset higher input costs and more competitive pricing.

THE AMERICAS

There has been a sustained pick-up in market growth in home and personal care categories in the US and most Latin American countries remain buoyant, however markets in foods categories in the US were flat.

Underlying sales grew by 5%, entirely from volume, with solid growth in the US and strong performances in Brazil, Mexico and Argentina.

In home and personal care in the US, aggregate market shares have recovered in the first half and are now back close to the level of a year ago. Sales performance improved, driven by very good volume growth in skin care and deodorants.

US foods had a relatively weaker quarter, as expected, against a strong comparator in the previous year which had benefited from rapid growth of the Carb Options range. Sales of the new Country Crock side dishes and Bertolli frozen meals are doing well. Aggregate shares have improved since the start of the year, although they are still slightly lower than a year ago. The ice cream business continues to perform well.

The meal replacement category has seen a further sharp decline. Within this, Slim·Fast has increased share, but sales are well down. We are driving innovation with a range of high protein products and new ‘meal-on-the-go’ bars, and are further integrating the business into our other operations.

Market shares remain healthy across Latin America and our established businesses are benefiting from increasing consumer demand. Sales in Argentina are rising strongly and we are growing well again in Chile. In Brazil volumes are well ahead, particularly in home and personal care, despite an upsurge in local competition in lower priced segments of the market. Growth in Mexico was broad based across categories.

The innovation programme includes a series of activities directed at the ‘Vitality’ opportunity. In the US, we have launched: Hellmann’s with Canola oil, for a healthy heart; Ragú organic sauces; Lipton tea with the AOX seal – promoting tea’s naturally antioxidant properties, and the ‘Smart’ ranges of Breyers ice cream.

AdeS soy based drinks in Latin America have been enhanced with new flavours and ‘light’ varieties. Hellmann’s cholesterol free mayonnaise has been extended to Brazil and Central America.

In the US a Dove hair styling range and Dove cool moisturising bar and body wash have been launched. The Axe range has been extended with shower gel and deodorant sticks and Degree for men has been introduced. In laundry, all now includes a detergent with softening.

In Latin America we have introduced Sunsilk Hidraloe and Guarana and summer variants of Dove across several categories.

The operating margin, at 5.1%, was 11.8 percentage points lower than last year, of which 10.7 percentage points related to the write-down of Slim·Fast. The remaining reduction of 1.1 percentage points reflected increased investment in advertising and promotions and lower profits on disposals. Savings programmes and an improved mix largely offset higher input costs.

ASIA/AFRICA

Most markets across the region are growing well, with strong consumer demand, although Japan remains a difficult business environment.

Underlying sales grew by 8%, mainly from volume but also with a contribution from pricing to recover increased input costs, especially in home and personal care. There was double digit growth across our key developing and emerging markets, almost without exception. This contrasts with weaker performances in Japan and Australia.

Overall market share has been held since the start of the year, but has not yet recovered to the level of a year ago.

Good growth in India in the quarter was broad based across categories.

Highlights of a good performance in China were Omo laundry detergent, outstanding growth of Lux Super Rich following its launch late last year, and innovation led growth in Pond’s.

Sales in Japan improved after several difficult quarters. Lipton tea is growing well, but the competitive background in hair and skin care remains tough.

All our major businesses in South East Asia recorded strong growth in the quarter, in very competitive markets. Laundry, household care and hair care performed particularly well.

In Turkey sales and market shares made good progress. There has been particularly encouraging progress in laundry, with Omo consolidating its position as brand leader. Ice cream, tea and household care also grew well.

Arabia has grown strongly in a buoyant economy.

Recent innovation includes Dove shampoos in India, Dove combing cream in Turkey and Sunsilk anti-dandruff shampoo in Arabia. New global bar products for Lux have been launched in India, and Pond’s Beauty White in China. In laundry, Omo sensitive skin formulation has been introduced in Turkey and Indonesia.

Lipton ready-to-drink teas have been extended with milk tea in China and Leaf’n’Lemon in Japan. Knorr Soupy Snax is being rolled out in a number of countries in Asia.

The operating margin, at 13.0%, was slightly lower than last year. Input costs in home and personal care have increased sharply, but this has been offset by selective price increases, cost efficiencies and an improved mix.

SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’ or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

CONDENSED INTERIM FINANCIAL STATEMENTS

INCOME STATEMENT
(unaudited)
Second Quarter				€ million		Half Year

		Increase/					Increase/
2005	2004	(Decrease)			2005	2004	(Decrease)
		Current	Constant				Current	Constant
		rates	rates				rates	rates

				Continuing operations:

10 222	10 077	1%	2%	Turnover	19 367	19 027	2%	3%

1 265	1 548	(18)%	(18)%	Operating profit	2 657	2 865	(7)%	(6)%
				After charging:
(353)	–			Impairment of Slim·Fast	(353)	–

(153)	(172)			Net finance costs	(306)	(330)
4	(8)			Finance income	101	78
(145)	(142)			Finance costs	(379)	(367)
(12)	(22)			Pensions and similar obligations	(28)	(41)
8	9			Share in net profit of joint ventures	18	18
(8)	1			Share in net profit/(loss) of associates	(8)	2
12	19			Other income from non-current investments	21	32

1 124	1 405	(20)%	(20)%	Profit before taxation	2 382	2 587	(8)%	(7)%

(337)	(342)			Taxation	(631)	(719)

787	1 063	(26)%	(26)%	Net profit from continuing operations	1 751	1 868	(6)%	(6)%

(3)	7			Net profit/(loss) from discontinued operations	14	4

784	1 070	(27)%	(27)%	Net profit for the period	1 765	1 872	(6)%	(5)%

				Attributable to:
53	53			Minority interests	100	102
731	1 017	(28)%	(29)%	Shareholders’ equity	1 665	1 770	(6)%	(5)%

				Combined earnings per share
				From total operations
0.75	1.05	(29)%	(29)%	Per € 0.51 ordinary NV share (Euros)	1.71	1.82	(6)%	(6)%
11.19	15.72	(29)%	(29)%	Per 1.4p ordinary PLC share (Euro cents)	25.63	27.30	(6)%	(6)%

				Per € 0.51 ordinary NV share – diluted
0.73	1.01	(28)%	(28)%	(Euros)	1.66	1.75	(5)%	(5)%
				Per 1.4p ordinary PLC share – diluted
10.91	15.07	(28)%	(28)%	(Euro cents)	24.85	26.20	(5)%	(5)%

				From continuing operations
0.75	1.05	(28)%	(28)%	Per € 0.51 ordinary NV share (Euros)	1.69	1.82	(7)%	(6)%
11.24	15.61	(28)%	(28)%	Per 1.4p ordinary PLC share (Euro cents)	25.42	27.23	(7)%	(6)%

				Per € 0.51 ordinary NV share – diluted
0.73	1.00	(27)%	(27)%	(Euros)	1.64	1.74	(6)%	(5)%
				Per 1.4p ordinary PLC share – diluted
10.95	14.98	(27)%	(27)%	(Euro cents)	24.64	26.14	(6)%	(5)%

STATEMENT OF RECOGNISED INCOME AND EXPENSE
(unaudited)
€ million		Half Year

		2005	2004

Fair value gains/(losses) on financial instruments and
cash flow hedges net of tax		12	n/a
Actuarial gains/(losses) on pension schemes net of tax		12	(53)
Currency retranslation gains/(losses) net of tax		556	(90)

Net income/(expense) recognised directly in equity		580	(143)

Net profit for the period		1 765	1 872

Total recognised income and expense for the period		2 345	1 729

Attributable to:
Minority interests		146	104
Shareholders’ equity		2 199	1 625

BALANCE SHEET
(unaudited)
	As at	As at	As at
	2 July	31 December	26 June
€ million	2005	2004	2004

Non-current assets
Goodwill and intangible assets	17 876	17 007	18 952
Property, plant and equipment	6 451	6 181	6 581
Pension asset for funded schemes in surplus	720	625	788
Deferred tax assets	1 633	1 491	1 329
Other non-current assets	1 243	1 064	1 096

Total non-current assets	27 923	26 368	28 746

Assets held for sale	373	n/a	n/a

Current assets
Inventories	4 282	3 756	4 319
Trade and other receivables due within one year	5 370	4 131	5 227
Financial assets	372	1 013	1 188
Cash and cash equivalents	1 594	1 590	2 297

Total current assets	11 618	10 490	13 031

Current liabilities
Borrowings due within one year	(7 506)	(5 155)	(7 317)
Trade payables and other current liabilities	(8 613)	(8 232)	(9 129)

Total current liabilities	(16 119)	(13 387)	(16 446)

Net current assets/(liabilities)	(4 501)	(2 897)	(3 415)

Total assets less current liabilities	23 795	23 471	25 331

Non-current liabilities
Borrowings due after one year	6 085	6 893	9 042
Pension liability for funded schemes in deficit	2 377	2 291	2 460
Pension liability for unfunded schemes	4 053	3 788	3 693
Deferred tax liabilities	835	773	1 177
Restructuring and other provisions	1 349	1 364	794
Other non-current liabilities	761	717	803

Total non-current liabilities	15 460	15 826	17 969

Liabilities held for sale	119	n/a	n/a

Equity
Shareholders’ equity	7 802	7 280	6 973
Minority interests	414	365	389

Total equity	8 216	7 645	7 362

Total capital employed	23 795	23 471	25 331

MOVEMENTS IN EQUITY
(unaudited)

€ million	Half Year

	2005	2004

Equity at 31 December 2004	7 645	n/a
IFRS transition adjustment for financial instruments (including preference shares)	(1 564)	n/a

Equity at 1 January	6 081	7 194
Total recognised income and expense for the period	2 345	1 729
Dividends	(1 229)	(1 134)
Conversion of preference shares	1 380	–
(Purchase)/sale of treasury stock	(285)	(366)
Share option credit	85	121
Dividends paid to minority shareholders	(106)	(122)
Currency retranslation gains/(losses) net of tax	(55)	(25)
Other movements in equity	–	(35)

Equity at the end of the period	8 216	7 362

CASH FLOW STATEMENT
(unaudited)
€ million	Half Year

	2005	2004
Operating activities
Cash flow from operating activities	2 127	2 557
Income tax paid	(777)	(576)

Net cash flow from operating activities	1 350	1 981

Investing activities
Interest received	79	36
Net capital expenditure	(335)	(373)
Acquisitions and disposals	117	(6)
Other investing activities	299	(133)

Net cash flow from/(used in) investing activities	160	(476)

Financing activities
Dividends paid on ordinary share capital	(1 093)	(962)
Interest and preference dividends paid	(364)	(338)
Change in borrowings and finance leases	327	414
Purchase of own shares	(285)	(343)
Other financing activities	(101)	(63)

Net cash flow from/(used in) financing activities	(1 516)	(1 292)

Net increase/(decrease) in cash and cash equivalents	(6)	213

Cash and cash equivalents at the beginning of the year	1 406	1 428

Effect of foreign exchange rate changes	(36)	381

Cash and cash equivalents at the end of period	1 364	2 022

ANALYSIS OF NET DEBT
(unaudited)
	As at	As at
	2 July	1 January
€ million	2005	2005

Cash and cash equivalents as per cash flow statement	1 364	1 406
Add: bank overdrafts deducted therein	229	184
Less: cash and cash equivalents in assets/liabilities held for disposal	1	(8)

Cash and cash equivalents as per balance sheet	1 594	1 582
Financial assets	372	533
Borrowings due within one year	(7 506)	(6 448)
Borrowings due after one year	(6 085)	(7 221)
Derivatives and finance leases included in other receivables and other liabilities	127	369

Net debt at the end of the period	(11 498)	(11 185)

GEOGRAPHICAL ANALYSIS
(unaudited)
Continuing operations – Second Quarter
€ million	Europe	Americas	Asia/Africa	Total

Turnover
2004	4 431	3 164	2482	10 077
2005	4 307	3 300	2 615	10 222
Change	(2.8)%	4.3%	5.3%	1.4%
Impact of:
Exchange rates	0.1%	0.1%	(1.1)%	(0.2)%
Acquisitions	0.2%	0.0%	0.0%	0.1%
Disposals	(2.5)%	(0.8)%	(1.6)%	(1.8)%
Underlying sales growth	(0.6)%	5.1%	8.2%	3.3%
Price	(0.8)%	0.0%	1.1%	(0.1)%
Volume	0.2%	5.0%	7.0%	3.4%

Operating profit
2004	684	536	328	1 548
2005	757	167	341	1 265
Change current rates	10.7%	(68.8)%	3.7%	(18.3)%
Change constant rates	10.8%	(71.7)%	6.4%	(18.5)%

Operating margin
2004	15.4%	16.9%	13.2%	15.4%
2005	17.6%	5.1%	13.0%	12.4%

Continuing operations – Half Year
€ million	Europe	Americas	Asia/Africa	Total

Turnover
2004	8 251	6 045	4 731	19 027
2005	8 175	6 248	4 944	19 367
Change	(0.9)%	3.4%	4.5%	1.8%
Impact of:
Exchange rates	0.2%	(1.1)%	(2.2)%	(0.8)%
Acquisitions	0.2%	0.0%	0.0%	0.1%
Disposals	(2.5)%	(1.1)%	(2.0)%	(1.9)%
Underlying sales growth	1.2%	5.7%	9.1%	4.6%
Price	(0.9)%	0.4%	0.9%	0.0%
Volume	2.1%	5.3%	8.1%	4.6%

Operating profit
2004	1 284	969	612	2 865
2005	1 398	606	653	2 657
Change current rates	8.9%	(37.5)%	6.6%	(7.3)%
Change constant rates	8.9%	(37.6)%	10.2%	(6.5)%

Operating margin
2004	15.6%	16.0%	12.9%	15.1%
2005	17.1%	9.7%	13.2%	13.7%

Operating profit/(loss) of discontinued operations – Second Quarter

€ million	Europe	Americas	Asia/Africa	Total

2004	(5)	19	–	14
2005	(5)	3	–	(2)

Operating profit/(loss) of discontinued operations – Half Year

€ million	Europe	Americas	Asia/Africa	Total

2004	(13)	24	2	13
2005	2	20	–	22

CATEGORY ANALYSIS
(unaudited)
Continuing operations – Second Quarter
		Spreads		Ice cream			Home	Home
	Savoury	and		and			care	and
	and	cooking		frozen		Personal	and	Personal
€ million	dressings	products	Beverages	foods	Foods	care	other	Care	Total

Turnover
2004	2 065	1 104	774	1 938	5 881	2 490	1 706	4 196	10 077
2005	2 048	1 037	776	1 996	5 857	2 595	1 770	4 365	10 222
Change	(0.9)%	(6.0)%	0.2%	3.0%	(0.4)%	4.2%	3.8%	4.0%	1.4%
Impact of:
Exchange rates	0.1%	0.5%	(0.6)%	(0.4)%	(0.1)%	(0.8)%	0.5%	(0.3)%	(0.2)%
Acquisitions	0.0%	0.0%	0.2%	0.3%	0.1%	0.0%	0.0%	0.0%	0.1%
Disposals	(2.6)%	(5.5)%	(1.4)%	(0.9)%	(2.4)%	(0.5)%	(1.3)%	(0.8)%	(1.8)%
Underlying sales growth	1.6%	(1.1)%	2.1%	4.1%	2.0%	5.6%	4.6%	5.2%	3.3%

Operating profit/(loss)
2004	369	179	108	309	965	407	176	583	1548
2005	346	178	(246)	383	661	420	184	604	1265
Change current rates	(6.2)%	(0.8)%	(328.2)%	23.9%	(31.5)%	3.2%	4.0%	3.5%	(18.3)%
Change constant rates	(5.8)%	0.0%	(344.8)%	24.5%	(32.5)%	4.7%	5.1%	4.8%	(18.5)%

Operating margin
2004	17.8%	16.3%	13.9%	15.9%	16.4%	16.4%	10.3%	13.9%	15.4%
2005	16.9%	17.2%	(31.6)%	19.2%	11.3%	16.2%	10.3%	13.8%	12.4%

Continuing operations – Half Year
		Spreads		Ice cream			Home	Home
	Savoury	and		and			care	and
	and	cooking		frozen		Personal	and	Personal
€ million	dressings	products	Beverages	foods	Foods	care	other	Care	Total

Turnover
2004	3 954	2 144	1 507	3 254	10 859	4 754	3 414	8 168	19 027
2005	4 013	2 094	1 490	3 353	10 950	4 973	3 444	8 417	19 367
Change	1.5%	(2.3)%	(1.1)%	3.1%	0.8%	4.6%	0.9%	3.0%	1.8%
Impact of:
Exchange rates	(0.4)%	0.1%	(1.5)%	(0.8)%	(0.6)%	(1.7)%	(0.5)%	(1.2)%	(0.8)%
Acquisitions	0.0%	0.0%	0.1%	0.4%	0.2%	0.0%	0.0%	0.0%	0.1%
Disposals	(2.1)%	(6.1)%	(1.2)%	(1.5)%	(2.6)%	(0.6)%	(1.7)%	(1.1)%	(1.9)%
Underlying sales growth	4.0%	3.9%	1.5%	5.0%	4.0%	7.1%	3.1%	5.4%	4.6%

Operating profit/(loss)
2004	682	349	200	407	1 638	793	434	1 227	2 865
2005	712	390	(155)	472	1 419	857	381	1 238	2 657
Change current rates	4.4%	11.7%	(177.5)%	16.1%	(13.3)%	8.0%	(12.4)%	0.8%	(7.3)%
Change constant rates	5.1%	12.6%	(183.4)%	17.0%	(13.3)%	10.7%	(11.9)%	2.6%	(6.5)%

Operating margin
2004	17.2%	16.3%	13.3%	12.5%	15.1%	16.7%	12.7%	15.0%	15.1%
2005	17.7%	18.6%	(10.4)%	14.1%	13.0%	17.2%	11.0%	14.7%	13.7%

Discontinued operations

Operating loss of discontinued operations for the second quarter of 2005 was €(2) million (2004: profit of €14 million), and operating profit for the half year was €22 million (2004: €13 million). These amounts relate wholly to the personal care category.

NOTES

(unaudited)

Adoption of IFRS

Unilever adopted International Financial Reporting Standards (IFRS) with effect from 1 January 2005. This includes the early adoption of IAS 19 (revised 2004) on employee benefits. Our transition date is 1 January 2004 as this is the start date of the earliest period for which we will present full comparative information under IFRS in our 2005 Annual Report and Accounts.

These condensed interim financial statements have been prepared in accordance with IAS 34. The financial information is prepared under the historical cost convention as modified by the revaluation of biological assets, financial assets classified as ‘available-for-sale’ and ‘at fair value through profit or loss’, and derivatives.

IFRS 1 mandates that most IFRS are applied fully retrospectively, meaning that the opening balance sheet at 1 January 2004 is restated as if those accounting policies had always been applied. There are certain limited exemptions to this requirement. A reconciliation from old GAAP to IFRS of the balance sheet as per 26 June 2004 and the income statements for the quarter and the six month periods then ended is given on pages 12 to 14. A more detailed review of the changes to our accounting policies and a reconciliation of financial statements from old GAAP to IFRS is available on our website at www.unilever.com/ourcompany/investorcentre/.

From 1 January 2005 Unilever implemented the following additional changes in accounting policies. These changes are applied prospectively from 1 January 2005.

Financial instruments (including preference shares)
Since 1 January 2005 Unilever has applied IAS 32 and IAS 39. These standards have many detailed consequences, however the key areas of impact for Unilever are described below.

Under IAS 32, Unilever must present the NV preference share capital as a liability rather than as part of equity. All of the dividends paid on these preference shares are recognised in the income statement as interest expense. The carrying value of the preferential share capital of NV as at 1 January 2005 was €1 502 million.

IAS 39 requires certain non-derivative financial assets to be held at fair value with unrealised movements in fair value recognised directly in equity. Non-derivative financial liabilities continue to be measured at amortised cost, unless they form part of a fair value hedge accounting relationship when they are measured at amortised cost plus the fair value of the hedged risk.

IAS 39 requires recognition of all derivative financial instruments on the balance sheet and that they are measured at fair value. The standard also places significant restrictions on the use of hedge accounting and changes the hedge accounting methodology. As a result Unilever recognises all derivative financial instruments on balance sheet at fair value and applies the new hedge accounting methodology to all significant qualifying hedging relationships.

Non-current assets and asset groups held for sale
Application of IFRS 5 has resulted in reclassifications of non-current assets and asset groups held for sale in the balance sheet as at 1 January 2005. It does not significantly affect the asset values themselves. Following the announcement of the sale of UCI, results have been analysed between continuing and discontinued operations, as required by IFRS 5.

Turnover definition

From 1 January 2005 Unilever changed its treatment of promotional couponing and trade communications. From 1 January 2005 these costs are deducted from turnover together with other trade promotion costs which are already deducted from turnover. Comparatives have been restated to reflect this change, which has no impact on operating profit or net profit.

Issuances and repayments of debt

Movements during the quarter included the repayment of US $ 200 million Notes at maturity on 20 June 2005.

Preference shares

On 15 February 2005 after close of trading, NV converted part of the notional value of the NLG 0.10 (€ 0.05*) cumulative preference shares into NV ordinary shares. Upon conversion the holders of the preference shares received one NV ordinary share for every 11.2 preference shares held. This resulted in a total of 18 881 587 NV ordinary shares being transferred to the preference shareholders. These NV ordinary shares had previously been held as treasury shares by NV. As a consequence of the conversion, the notional value of the shares was reduced to €0.05*. On 10 May 2005 the Annual General Meeting of the shareholders of NV resolved to cancel the preference shares upon repayment of the notional value in accordance with NV’s articles of Association. The shares were cancelled at midnight on 13 July 2005 and were delisted by Euronext with effect from 14 July 2005.

*	This amount is a representation in Euros on the basis of Article 67c Book 2 of the Dutch Civil Code, rounded to two decimal places, of underlying Dutch guilders, as these have not been converted into Euros in Unilever N.V.’s Articles of Association.

Acquisitions and Disposals

On 11 July 2005, we announced the completion of the sale of our Prestige fragrance business, Unilever Cosmetics International (UCI), to Coty Inc. of the United States. Unilever received US $800 million in cash, with the opportunity for further deferred payments contingent upon future sales. Sales for the global prestige business in 2004 were in excess of US $600 million (€490 million). The profit arising on the sale of this business will be included in our results for the third quarter of 2005, and is expected to be around €450 million before tax.

Impairment

Since the beginning of the year we have continued to review the carrying value of goodwill and intangibles relating to the global Slim·Fast business in light of the continuing decline in size of the weight management category and a lower sales outlook for this part of our business. Our review at the end of Q2 resulted in a pre-tax charge of €353 million being taken to reflect a reduced view of the future size of the Slim·Fast brand. The impairment charge is included within operating profit of the Americas region. The impairment review comprised a comparison of the carrying value of the brand with its value in use, calculated using a discounted cash flow methodology. The relevant cash flow projections covered a period of 10 years as management considers that this period fairly reflects long-term value in this highly dynamic category. The discount rate used for the valuation was based on a pre-tax weighted average cost of capital and was 11%.

Dividends

The following final dividends in respect of 2004 were declared at the Annual General Meetings on 10 May and 11 May 2005:

Unilever N.V.: €1.26 per ordinary €0.51 share
Unilever PLC: 12.82p per ordinary 1.4p share

These dividends were paid to shareholders on 13 June 2005.

Discontinued operations

Following the announcement of the disposal of UCI, results for this business have been presented in our income statement as discontinued operations, in line with the requirements of IFRS 5. The amount reported for the year to date represents the profits and losses arising on these operations during the first half of 2005. The assets and liabilities of the business have been classified as assets and liabilities held for disposal in our reported balance sheet as at 2 July 2005.

Basic earnings per €0.51 NV ordinary share in respect of the discontinued operations were €0.00 for the quarter and €0.02 for the year to date (2004: €0.00 in both cases). Diluted earnings per €0.51 NV ordinary share in respect of the discontinued operations were €0.00 for the quarter and €0.02 for the year to date (2004: €0.01 in both cases).

Basic earnings per 1.4p PLC ordinary share in respect of the discontinued operations were (0.05) Euro cents for the quarter and 0.21 Euro cents for the year to date (2004: 0.11 Euro cents and 0.07 Euro cents respectively). Diluted earnings per 1.4p PLC ordinary share in respect of the discontinued operations were (0.04) Euro cents for the quarter and 0.21 Euro cents for the half year (2004: 0.09 Euro cents and 0.06 Euro cents respectively).

The cash outflows attributable to the discontinued operations in respect of operating, investing and financing activites for the first half year were €(60) million, €0 million and €0 million respectively (2004 : €(2) million, €(1) million and €0 million).

Exchange rate conventions

The income statement on page 5, the statement of recognised income and expense on page 6, the movements in equity on page 7 and the cash flow statement on page 7 are translated at rates current in each period.

The balance sheet on page 6 is translated at period-end rates of exchange.

Supplementary information in US dollars and sterling is available on our website at www.unilever.com/ourcompany/investorcentre/.

The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Unilever for the year ended 31 December 2004 have been delivered to the Registrar of Companies. The auditors’ report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the UK Companies Act 1985.

Reconciliation of profit for the half year ended 26 June 2004
(unaudited)

	Previously reported under old GAAP	Goodwill and indefinite lived intangible assets	Software	Biological assets	Pensions and similar obligations	Deferred tax restatement effect	Tax reclassifying effect	Joint ventures and associates	Dividends	Other	Total effect of transition to IFRS	Change relating to turnover definition	Restated under IFRS
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Turnover	19 873	—	—	—	—	—	—	(96)	—	—	(96)	(532)	19 245

Turnover of joint ventures	(96)	—	—	—	—	—	—	96	—	—	96	—	—

Operating costs	(17 451)	523	27	2	—	—	—	—	—	—	552	532	(16 367)

Share of operating profit of joint ventures	20	—	—	—	—	—	—	(20)	—	—	(20)	—	—

Operating profit/(loss)	2 346	523	27	2	—	—	—	(20)	—	—	532	—	2 878

Share of operating profit of associates	20	4	—	—	—	—	—	(24)	—	—	(20)	—	—
Finance costs	(312)	—	—	—	—	—	—	23	—	—	23	—	(289)
Other finance income/(cost) – pensions and similar obligations	(43)	—	—	—	1	—	—	—	—	—	1	—	(42)
Share of net profit of joint ventures	—	—	—	—	—	—	—	18	—	—	18	—	18
Share of net profit of associates	—	—	—	—	—	—	—	2	—	—	2	—	2
Income from other non-current investments	21	—	—	—	11	—	—	—	—	—	11	—	32

Profit/(loss) before taxation	2 032	527	27	2	12	—	—	(1)	—	—	567	—	2 599

Taxation	(668)	(25)	(7)	(1)	(4)	(23)	—	1	—	—	(59)	—	(727)

Profit/(loss) for the period	1 364	502	20	1	8	(23)	—	—	—	—	508	—	1 872

Attributable to:
Minority interests	100	1	1	—	—	—	—	—	—	—	2	—	102
Shareholders’ equity	1 264	501	19	1	8	(23)	—	—	—	—	506	—	1 770

Reconciliation of profit for the second quarter ended 26 June 2004
(unaudited)

	Previously reported under old GAAP	Goodwill and indefinite lived intangible assets	Software	Biological assets	Pensions and similar obligations	Deferred tax restatement effect	Tax reclassifying effect	Joint ventures and associates	Dividends	Other	Total effect of transition to IFRS	Change relating to turnover definition	Restated under IFRS
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Turnover	10 516	—	—	—	—	—	—	(53)	—	—	(53)	(279)	10 184

Turnover of joint ventures	(53)	—	—	—	—	—	—	53	—	—	53	—	—

Operating costs	(9 184)	264	15	4	—	—	—	—	—	—	283	279	(8 622)

Share of operating profit of joint ventures	10	—	—	—	—	—	—	(10)	—	—	(10)	—	—

Operating profit/(loss)	1 289	264	15	4	—	—	—	(10)	—	—	273	—	1 562

Share of operating profit of associates	11	2	—	—	—	—	—	(13)	—	—	(11)	—	—
Finance costs	(161)	—	—	—	—	—	—	11	—	—	11	—	(150)
Other finance income/(cost) – pensions and similar obligations	(23)	—	—	—	—	—	—	—	—	—	—	—	(23)
Share of net profit of joint ventures	—	—	—	—	—	—	—	9	—	—	9	—	9
Share of net profit of associates	—	—	—	—	—	—	—	1	—	—	1	—	1
Income from other non-current investments	19	—	—	—	—	—	—	—	—	—	—	—	19

Profit/(loss) before taxation	1 135	266	15	4	—	—	—	(2)	—	—	283	—	1 418

Taxation	(335)	(11)	(4)	(1)	—	1	—	2	—	—	(13)	—	(348)

Profit/(loss) for the period	800	255	11	3	—	1	—	—	—	—	270	—	1 070

Attributable to:
Minority interests	51	—	1	1	—	—	—	—	—	—	2	—	53
Shareholders’ equity	749	255	10	2	—	1	—	—	—	—	268	—	1 017

Reconciliation of equity at 26 June 2004
(unaudited)
	Previously reported under old GAAP	Goodwill and indefinite lived intangible assets	Software	Biological assets	Pensions and similar obligations	Deferred tax restatement effect	Tax reclassifying effect	Joint ventures and associates	Dividends	Other	Total effect of transition to IFRS	Restated under IFRS
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Non-current assets
Goodwill	13 313	414	—	—	—	—	—	—	—	—	414	13 727
Intangible assets	4 216	879	130	—	—	—	—	—	—	—	1 009	5 225
Property, plant and equipment	6 680	—	—	(40)	—	—	—	—	—	(59)	(99)	6 581
Biological assets	—	—	—	31	—	—	—	—	—	—	31	31
Joint ventures and associates	69	—	—	—	—	—	—	—	—	—	—	69
Other non-current investments	170	—	—	—	191	—	—	—	—	380	571	741
Pension asset for funded schemes in surplus	574	—	—	—	(52)	—	266	—	—	—	214	788
Trade and other receivables due after more than one year	978	—	—	—	—	—	(782)	—	—	59	(723)	255
Deferred tax assets	—	—	—	—	—	—	1 329	—	—	—	1 329	1 329

Total non-current assets	26 000	1 293	130	(9)	139	—	813	—	—	380	2 746	28 746

Current assets
Inventories	4 322	—	—	—	—	—	—	—	—	(3)	(3)	4 319
Trade and other receivables due within one year	5 604	—	—	—	—	—	—	—	—	(377)	(377)	5 227
Financial assets	1 072	—	—	—	—	—	—	—	—	116	116	1 188
Cash and cash equivalents	2 413	—	—	—	—	—	—	—	—	(116)	(116)	2 297

Total current assets	13 411	—	—	—	—	—	—	—	—	(380)	(380)	13 031

Current liabilities
Creditors due within one year	(16 446)	—	—	—	—	—	960	—	—	—	960	(15 486)
Borrowings	(7 317)	—	—	—	—	—	—	—	—	—	—	(7 317)
Trade and other payables	(9 129)	—	—	—	—	—	960	—	—	—	960	(8 169)
Current tax liabilities	—	—	—	—	—	—	(960)	—	—	—	(960)	(960)

Net current assets/(liabilities)	(3 035)	—	—	—	—	—	—	—	—	(380)	(380)	(3 415)

Total assets less current liabilities	22 965	1 293	130	(9)	139	—	813	—	—	—	2 366	25 331

Non-current liabilities
Creditors due after more than one year	9 845	—	—	—	—	—	—	—	—	—	—	9 845
Borrowings	9 042	—	—	—	—	—	—	—	—	—	—	9 042
Trade and other payables	803	—	—	—	—	—	—	—	—	—	—	803
Provisions for liabilities and charges (excluding pensions and similar obligations)	798	(4)	—	—	—	—	—	—	—	—	(4)	794
Restructuring and other provisions	770	—	—	—	—	—	—	—	—	—	—	770
Interest in associates	28	(4)	—	—	—	—	—	—	—	—	(4)	24
Liabilities for pensions and similar obligations	4 451	—	—	—	173	—	1 529	—	—	—	1 702	6 153
Pension liability for funded schemes in deficit	1 746	—	—	—	13	—	701	—	—	—	714	2 460
Pension liability for unfunded schemes	2 705	—	—	—	160	—	828	—	—	—	988	3 693
Deferred tax liabilities	704	6	41	(1)	(10)	1 153	(716)	—	—	—	473	1 177

Total non-current liabilities	15 798	2	41	(1)	163	1 153	813	—	—	—	2 171	17 969

Shareholders’ equity
Called up share capital	642	—	—	—	—	—	—	—	—	—	—	642
Share premium account	1 538	—	—	—	—	—	—	—	—	—	—	1 538
Other reserves	(2 846)	—	—	—	—	—	—	—	—	—	—	(2 846)
Retained profit	7 445	1 289	89	(7)	(24)	(1 153)	—	—	—	—	194	7 639

Total shareholders’ equity	6 779	1 289	89	(7)	(24)	(1 153)	—	—	—	—	194	6 973
Minority interests	388	2	—	(1)	—	—	—	—	—	—	1	389

Total equity	7 167	1 291	89	(8)	(24)	(1 153)	—	—	—	—	195	7 362

Total capital employed	22 965	1 293	130	(9)	139	—	813	—	—	—	2 366	25 331

EARNINGS PER SHARE

(unaudited)

Combined earnings per share

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held to meet options granted under various employee share plans.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of £1 = €5.445, in accordance with the Equalisation Agreement. This number (expressed in terms of NV shares) increased from 962 million at the start of the year to 979 million at the end of the second quarter (6 412 million to 6 525 million in terms of PLC shares) following the conversion of the €0.05 preference shares in February. The number is expected to reduce as we replenish treasury stock.

The calculations of diluted earnings per share are based on (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust; (ii) conversion of the €0.05* NV preference shares; (iii) the exercise of share options by employees.

Earnings per share for total operations for the half year
	2005	2004
Combined EPS	Thousands of units

Average number of combined share units of € 0.51	974 006	965 018
Average number of combined share units of 1.4p	6 493 372	6 433 454

	€ million

Net profit attributable to shareholders’ equity	1 665	1 770
Less: preference dividends	n/a	(14)

Net profit attributable to shareholders’ equity for
basic earnings per share calculation	1 665	1 756

Combined EPS per € 0.51 (Euros)	1.71	1.82
Combined EPS per 1.4p (Euro cents)	25.63	27.30

Combined EPS – Diluted	Thousands of units

Adjusted average number of combined share units of € 0.51	1 006 610	1 011 432
Adjusted average number of combined share units of 1.4p	6 710 734	6 742 878

	€ million

Adjusted net profit attributable to shareholders’ equity	1 668	1 767

Combined diluted EPS per € 0.51 (Euros)	1.66	1.75
Combined diluted EPS per 1.4p (Euro cents)	24.85	26.20

Combined EPS – American shares
Combined EPS per € 0.51 NV – New York Share	$2.19	$2.23
Combined EPS per 5.6p PLC – American Depositary Receipt	$1.31	$1.34

Combined diluted EPS per € 0.51 NV – New York Share	$2.12	$2.14
Combined diluted EPS per 5.6p PLC – American Depositary Receipt	$1.27	$1.29

DATES

The results for the third quarter and the announcement of interim dividends will be published on 3 November 2005.

ENQUIRIES: UNILEVER PRESS OFFICE
+44 (0) 20 7822 6805/6010

Internet: www.unilever.com

E-mail: press-office.london@unilever.com

4 August 2005